Exhibit (a)(1)(H)

FORM OF REMINDER EMAIL

To:
From:	cphillips@tenonmed.com
Date:
Subject:	Option Exchange Election Reminder

Our records show that you have not made an election to participate in Tenon Medical, Inc.’s Option Exchange. This email is to remind you that May 6, 2024 at 11:59 p.m., Eastern Time, is the final deadline to participate in the Option Exchange. To participate in the Option Exchange, you must properly sign and deliver to us an election form before the expiration date via DocuSign or email. To withdraw your prior election to participate with respect to any Eligible Options, you must properly sign and deliver a Notice of Withdrawal before the expiration date. We will not accept late submissions. You should direct questions about the Option Exchange or requests for assistance (including requests for additional or paper copies of the Offer Documents, election form, Notice of Withdrawal or any other documents relating to the Option Exchange) by email to cphillips@tenonmed.com.

There are no exceptions to this deadline. We encourage you not to wait until the last day to make your election if you wish to participate.

Your participation in the Option Exchange is completely voluntary. You are not obligated to participate in the Option Exchange. Any stock options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

The Option Exchange is being made pursuant to the terms and conditions set forth in the Tenon Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and available to you free of charge at www.sec.gov. You should read these written materials carefully because they contain important information about the Option Exchange, including risks related thereto.